UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

(Amendment No. 11)(1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

Avid Bioservices, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05368M106

(CUSIP Number)

John S. Stafford, III

c/o Ronin Trading, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05368M106

1	Name of Reporting Person John S. Stafford, III

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,372,176(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,372,176(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,372,176(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person IN

(1)     Includes 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock.  Ronin Trading, LLC is owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. beneficially owned by Ronin Trading, LLC.

CUSIP No. 05368M106

1	Name of Reporting Person Ronin Trading, LLC 32-0400192

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,372,176(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,372,176(2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,372,176(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person OO

(2)     Includes 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock.  Ronin Trading, LLC is owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. beneficially owned by Ronin Trading, LLC.

CUSIP No. 05368M106

1	Name of Reporting Person Roger Farley

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 310,190(3)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 310,190(3)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 310,190(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(3)     Includes 1,190 shares of Common Stock issuable upon conversion of 1,000 shares of Series E Convertible Preferred Stock.

CUSIP No. 05368M106

1	Name of Reporting Person Stephen White

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 531,047(4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 531,047(4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 531,047(4)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(4)     Includes 14,047 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. beneficially owned in the aggregate by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 05368M106

1	Name of Reporting Person SW Investment Management LLC 81-0765824

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 531,047(5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 531,047(5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 531,047(5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IA, OO

(5)           Includes 14,047 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock.187,494 shares of Common Stock (including 3,714 shares of Common Stock issuable upon conversion of 3,120 shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. are held in an account separately managed by SW Investment Management LLC (the “SW Account”). 343,553 shares of Common Stock (including 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. are directly beneficially owned by SWIM Partners LP. SW Investment Management LLC, as the general partner and investment adviser of SWIM Partners LP and the investment adviser to the SW Account, may be deemed to beneficially own the securities owned directly by SWIM Partners and held in the SW Account.

CUSIP No. 05368M106

1	Name of Reporting Person SWIM Partners LP 90-0852885

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 343,553(6)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 343,553(6)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 343,553(6)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person PN

(6)           Includes 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all 343,553 shares of Common Stock (including 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. beneficially owned by SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 05368M106

1	Name of Reporting Person James J. Egan

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

CUSIP No. 05368M106

1	Name of Reporting Person Richard B. Hancock

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,500(7)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 12,500(7)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500(7)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(7)           Consists of 12,500 shares of Common Stock that may be acquired upon the exercise of options to purchase Common Stock that are exercisable within sixty (60) days of April 6, 2018.

CUSIP No. 05368M106

1	Name of Reporting Person Joel McComb

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 62,500(8)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 62,500(8)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,500(8)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(8)           Includes 12,500 shares of Common Stock that may be acquired upon the exercise of options to purchase Common Stock that are exercisable within sixty (60) days of April 6, 2018.

CUSIP No. 05368M106

1	Name of Reporting Person Gregory P. Sargen

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,500(9)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 12,500(9)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500(9)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(9)           Consists of 12,500 shares of Common Stock that may be acquired upon the exercise of options to purchase Common Stock that are exercisable within sixty (60) days of April 6, 2018.

CUSIP No. 05368M106

1	Name of Reporting Person Brian W. Scanlan

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

CUSIP No. 05368M106

1	Name of Reporting Person Saiid Zarrabian

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

CUSIP No. 05368M106

Item 1.   Security and Issuer

This Amendment No. 11 (this “Amendment”) to the Statement on Schedule 13D filed on March 2, 2017, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on March 10, 2017, Amendment No. 2 to the Statement on Schedule 13D filed on June 20, 2017, Amendment No. 3 to the Statement on Schedule 13D filed on June 29, 2017, Amendment No. 4 to the Statement on Schedule 13D filed on July 14, 2017, Amendment No. 5 to the Statement on Schedule 13D filed on October 11, 2017, Amendment No. 6 to the Statement on Schedule 13D filed on October 17, 2017, Amendment No. 7 to the Statement on Schedule 13D filed on October 27, 2017, Amendment No. 8 to the Statement on Schedule 13D filed on November 28, 2017, Amendment No. 9 to the Statement on Schedule 13D filed on February 8, 2018 and Amendment No. 10 to the Statement on Schedule 13D filed on February 20, 2018 (as amended, the “Schedule 13D”), filed on behalf of John S. Stafford, III, Ronin Trading, LLC, Roger Farley, Stephen White, SW Investment Management LLC, SWIM Partners LP, James J. Egan, Richard B. Hancock, Joel McComb, Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian relating to the Common Stock, par value $0.001 per share, of Avid Bioservices, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 14282 Franklin Avenue, Tustin, California 92780. The Schedule 13D is hereby further amended and supplemented as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Ronin Trading, LLC is the beneficial owner of an aggregate of 3,372,176 shares of Common Stock (including 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $11,970,779 (after giving effect to the sale of 441,595 shares of Common Stock on February 17, 2017 for $260,572, the sale of 4,800 shares of Common Stock on March 2, 2017 for $3,263, the sale of 150,000 shares of Common Stock on March 3, 2017 for $110,515, the sale of 46 shares of Series E Convertible Preferred Stock on March 6, 2017 for $1,028, the sale of 34,119 shares of Common Stock on January 22, 2018 for $128,441, the sale of 98,913 shares of Common Stock on January 23, 2018 for $372,523, the sale of 24,335 shares of Common Stock on January 24, 2018 for $90,412, the sale of 31,049 shares of Common Stock on January 25, 2018 for $113,445, the sale of 44,296 shares of Common Stock on January 26, 2018 for $161,648, the sale of 37,293 shares of Common Stock on January 29, 2018 for $130,534, the sale of 45,800 shares of Common Stock on January 30, 2018 for $161,164, the sale of 17,587 shares of Common Stock on January 31, 2018 for $61,162, the sale of 120,997 shares of Common Stock on February 9, 2018 for $387,934, the sale of 29,003 shares of Common Stock on February 12, 2018 for $92,474, the sale of 200,200 shares of Common Stock on April 2, 2018 for $646,230, the sale of 68,096 shares of Common Stock on April 3, 2018 for $224,932, the sale of 132,757 shares of Common Stock on April 4, 2018 for $452,497, the sale of 204,031 shares of Common Stock on April 5, 2018 for $693,818 and the sale of 200,000 shares of Common Stock on April 6, 2018 for $669,101).  The aggregate consideration reflects Ronin Trading, LLC’s basis in those shares for filed income tax purposes.

Roger Farley is the beneficial owner of an aggregate of 310,190 shares of Common Stock (including 1,190 shares of Common Stock issuable upon conversion of 1,000 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $1,219,286 (after giving effect to the sale of 16,900 shares of Common Stock on January 31, 2018 for $59,180 and 8,100 shares of Common Stock on February 6, 2018 for $27,135).

CUSIP No. 05368M106

187,494 shares of Common Stock (including 3,714 shares of Common Stock issuable upon conversion of 3,120 shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. are held in the SW Account, which were purchased for aggregate consideration of $522,866 (after giving effect to the sale of 15,000 shares of Common Stock on January 22, 2018 for $56,345, the sale of 3,200 shares of Common Stock on February 9, 2018 for $10,254, the sale of 2,533 shares of Common Stock on February 12, 2018 for $8,533, the sale of 3,487 shares of Common Stock on February 13, 2018 for $11,179, the sale of 2,000 shares of Common Stock on February 21, 2018 for $5,059, the sale of 2,000 shares of Common Stock on February 22, 2018 for $5,021, the sale of 2,000 shares of Common Stock on February 23, 2018 for $4,826, the sale of 2,000 shares of Common Stock on February 26, 2018 for $5,008, the sale of 2,000 shares of Common Stock on February 27, 2018 for $4,901, the sale of 2,000 shares of Common Stock on February 28, 2018 for $4,961, the sale of 2,000 shares of Common Stock on March 1, 2018 for $4,975, the sale of 2,000 shares of Common Stock on March 2, 2018 for $4,823, the sale of 2,000 shares of Common Stock on March 5, 2018 for $4,896, the sale of 2,000 shares of Common Stock on March 6, 2018 for $4,807, the sale of 2,000 shares of Common Stock on March 7, 2018 for $4,826, the sale of 2,000 shares of Common Stock on March 8, 2018 for $4,873, the sale of 4,000 shares of Common Stock on March 9, 2018 for $9,381, the sale of 12,000 shares of Common Stock on March 12, 2018 for $27,926 and the sale of 2,000 shares of Common Stock on March 13, 2018 for $4,622).

SWIM Partners LP is the beneficial owner of an aggregate of 343,553 shares of Common Stock (includes 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $1,008,884 (after giving effect to the sale of 77,246 shares of Common Stock on January 5, 2017 for $23,258, the sale of 60,000 shares of Common Stock on January 22, 2018 for $225,378, the sale of 12,800 shares on February 9, 2018 for $41,016, the sale of 10,132 shares of Common Stock on February 12, 2018 for $34,132, the sale of 15,848 shares of Common Stock on February 13, 2018 for $50,809, the sale of 8,000 shares of Common Stock on February 21, 2018 for $20,236, the sale of 8,000 shares of Common Stock on February 22, 2018 for $20,082, the sale of 8,000 shares of Common Stock on February 23, 2018 for $19,305, the sale of 8,000 shares of Common Stock on February 26, 2018 for $20,030, the sale of 8,000 shares of Common Stock on February 27, 2018 for $19,603, the sale of 8,000 shares of Common Stock on February 28, 2018 for $19,844, the sale of 8,000 shares of Common Stock on March 1, 2018 for $19,902, the sale of 8,000 shares of Common Stock on March 2, 2018 for $19,294, the sale of 8,000 shares of Common Stock on March 5, 2018 for $19,583, the sale of 8,000 shares of Common Stock on March 6, 2018 for $19,229, the sale of 8,000 shares of Common Stock on March 7, 2018 for $19,302, the sale of 8,000 shares of Common Stock on March 8, 2018 for $19,493, the sale of 16,000 shares of Common Stock on March 9, 2018 for $37,523, the sale of 48,000 shares of Common Stock on March 12, 2018 for $111,706 and the sale of 8,000 shares of Common Stock on March 13, 2018 for $18,488).

Pursuant to the Issuer’s non-employee director compensation policy, on November 27, 2017, each of Richard B. Hancock, Joel McComb and Gregory P. Sargen, as a new director, was granted stock options from the Issuer’s existing stock incentive plans to purchase up to an aggregate of 75,000 shares of Common Stock at an exercise price of $4.67 per share, the closing price of the Common Stock as reported on the NASDAQ Capital Market on November 27, 2017. The stock options vest in equal monthly installments over a three (3) year period commencing December 27, 2017.  Each of Messrs. Hancock, McComb and Sargen is deemed to beneficially own 12,500 shares of Common Stock that may be acquired upon exercise of these options that are exercisable within sixty (60) days of April 6, 2018. In addition, Mr. McComb is the beneficial owner of an additional 50,000 shares of Common Stock which were purchased for aggregate consideration of $112,500.

Item 5.   Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 55,552,233 shares of issued and outstanding Common Stock as of March 7, 2018, as reported in the Issuer’s Form 10-Q for the quarter ended January 31, 2018 filed on March 12, 2018, and a current conversion rate of approximately 1.19 shares of Common Stock for every share of Series E Convertible Preferred Stock, with fractional shares being cashed out upon conversion.

CUSIP No. 05368M106

As of April 6, 2018, Ronin Trading, LLC directly beneficially owns 3,372,176 shares of Common Stock, including 137,260 shares of Common Stock that may be acquired upon the conversion of 115,299 shares of Series E Convertible Preferred Stock, representing approximately 6.1% of the outstanding shares of Common Stock. Mr. Stafford, as the manager of Ronin Trading, LLC, may be deemed to beneficially own the 3,372,176 shares of Common Stock beneficially owned by Ronin Trading, LLC, representing approximately 6.1% of the outstanding shares of Common Stock.

As of April 6, 2018, Roger Farley directly beneficially owns 310,190 shares of Common Stock, including 1,190 shares of Common Stock that may be acquired upon the conversion of 1,000 shares of Series E Convertible Preferred Stock, representing less than 1% of the outstanding shares of Common Stock.

As of April 6, 2018, SWIM Partners LP directly beneficially owns 343,553 shares of Common Stock, including 10,333 shares of Common Stock that may be acquired upon the conversion of 8,680 shares of Series E Convertible Preferred Stock, representing less than 1% of the outstanding shares of Common Stock. As of the date hereof, 187,494 shares of Common Stock were beneficially held in the SW Account, including 3,714 shares of Common Stock that may be acquired upon the conversion of 3,120 shares of Series E Convertible Preferred Stock, representing less than 1% of the outstanding shares of Common Stock. SW Investment Management LLC, as the general partner and investment adviser of SWIM Partners LP and the investment adviser of the SW Account, may be deemed to beneficially own the 531,047 shares of Common Stock beneficially owned in the aggregate by SWIM Partners LP and held in the SW Account, representing less than 1% of the outstanding shares of Common Stock. Mr. White, as the manager of SW Investment Management LLC, may be deemed to beneficially own the 531,047 shares of Common Stock beneficially owned in the aggregate by SWIM Partners LP and held in the SW Account, representing less than 1% of the outstanding shares of Common Stock.

As of April 6, 2018, Richard B. Hancock was the beneficial owner of 12,500 shares of Common Stock that may be acquired upon the exercise of options to purchase shares of Common stock that are exercisable within sixty (60) days of April 6, 2018.

As of April 6, 2018, Gregory P. Sargen was the beneficial owner of 12,500 shares of Common Stock that may be acquired upon the exercise of options to purchase shares of Common stock that are exercisable within sixty (60) days of April 6, 2018.

As of April 6, 2018, Joel McComb was the beneficial owner of 62,500 shares of Common Stock, including 12,500 shares of Common Stock that may be acquired upon the exercise of options to purchase shares of Common stock that are exercisable within sixty (60) days of April 6, 2018.

Subsequent to the filing of Amendment No. 10 to the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s securities:

Ronin Trading, LLC

Common Stock:

•              On April 2, 2018, Ronin Trading, LLC sold 200,200 shares at a price of $3.2279 per share.

•              On April 3, 2018, Ronin Trading, LLC sold 68,096 shares at a price of $3.3032 per share.

•              On April 4, 2018, Ronin Trading, LLC sold 132,757 shares at a price of $3.4085 per share.

CUSIP No. 05368M106

•              On April 5, 2018, Ronin Trading, LLC sold 204,031 shares at a price of $3.4006 per share.

•              On April 6, 2018, Ronin Trading, LLC sold 200,000 shares at a price of $3.3455 per share.

Roger Farley

Common Stock:

•              On February 21, 2018, Roger Farley purchased 34,000 shares at a price of $2.5988 per share.

SWIM Partners LP

Common Stock:

•              On February 21, 2018, SWIM Partners LP sold 8,000 shares at a price of $2.5295 per share.

•              On February 22, 2018, SWIM Partners LP sold 8,000 shares at a price of $2.5103 per share.

•              On February 23, 2018, SWIM Partners LP sold 8,000 shares at a price of $2.4131 per share.

•              On February 26, 2018, SWIM Partners LP sold 8,000 shares at a price of $2.5038 per share.

•              On February 27, 2018, SWIM Partners LP sold 8,000 shares at a price of $2.4504 per share.

•              On February 28, 2018, SWIM Partners LP sold 8,000 shares at a price of $2.4805 per share.

•              On March 1, 2018, SWIM Partners LP sold 8,000 shares at a price of $2.4877 per share.

•              On March 2, 2018, SWIM Partners LP sold 8,000 shares at a price of $2.4117 per share.

•              On March 5, 2018, SWIM Partners LP sold 8,000 shares at a price of $2.4479 per share.

•              On March 6, 2018, SWIM Partners LP sold 8,000 shares at a price of $2.4036 per share.

•              On March 7, 2018, SWIM Partners LP sold 8,000 shares at a price of $2.4128 per share.

•              On March 8, 2018, SWIM Partners LP sold 8,000 shares at a price of $2.4366 per share.

•              On March 9, 2018, SWIM Partners LP sold 16,000 shares at a price of $2.3452 per share.

•              On March 12, 2018, SWIM Partners LP sold 48,000 shares at a price of $2.3272 per share.

CUSIP No. 05368M106

•              On March 13, 2018, SWIM Partners LP sold 8,000 shares at a price of $2.3110 per share.

SW Investment Management LLC

Common Stock:

•              On February 21, 2018, SW Investment Management LLC sold 2,000 shares at a price of $2.5295 per share.

•              On February 22, 2018, SW Investment Management LLC sold 2,000 shares at a price of $2.5103 per share.

•              On February 23, 2018, SW Investment Management LLC sold 2,000 shares at a price of $2.4131 per share.

•              On February 26, 2018, SW Investment Management LLC sold 2,000 shares at a price of $2.5038 per share.

•              On February 27, 2018, SW Investment Management LLC sold 2,000 shares at a price of $2.4504 per share.

•              On February 28, 2018, SW Investment Management LLC sold 2,000 shares at a price of $2.4805 per share.

•              On March 1, 2018, SW Investment Management LLC sold 2,000 shares at a price of $2.4877 per share.

•              On March 2, 2018, SW Investment Management LLC sold 2,000 shares at a price of $2.4117 per share.

•              On March 5, 2018, SW Investment Management LLC sold 2,000 shares at a price of $2.4479 per share.

•              On March 6, 2018, SW Investment Management LLC sold 2,000 shares at a price of $2.4036 per share.

•              On March 7, 2018, SW Investment Management LLC sold 2,000 shares at a price of $2.4128 per share.

•              On March 8, 2018, SW Investment Management LLC sold 2,000 shares at a price of $2.4366 per share.

•              On March 9, 2018, SW Investment Management LLC sold 4,000 shares at a price of $2.3452 per share.

•              On March 12, 2018, SW Investment Management LLC sold 12,000 shares at a price of $2.3272 per share.

•              On March 13, 2018, SW Investment Management LLC sold 2,000 shares at a price of $2.3110 per share.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

(Signature Page Follows)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	April 6, 2018

RONIN TRADING, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

SW INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen White
Name:	Stephen White	/s/ Stephen White
Title:	Manager	Stephen White

SWIM PARTNERS LP

By:	/s/ Stephen White
Name:	Stephen White
Title:	Manager of General Partner
/s/ Roger Farley
Roger Farley
***
James J. Egan

***
Richard B. Hancock

***
Joel McComb

***
Gregory P. Sargen

***
Brian W. Scanlan

***
Saiid Zarrabian

***	By:	/s/ John S. Stafford, III
John S. Stafford, III
Attorney-in-fact